UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F/A
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(A) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-10905
Vitro, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)
Vitro, S.A.B. de C.V.

(Translation of Registrant’s name into English)
Ave. Ricardo Margain Zozaya 400, Col. Valle del Campestre,
San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico
52-81-8863-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares
11.75% Senior Notes due 2013
8.625% Senior Notes due 2012
9.125% Senior Notes due 2017

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports
under the Securities Exchange Act of 1934:

Rule 12h-6(a)	X	Rule 12h-8(d)

(for equity securities)		(for successor registrants)

Rule 12h-8(c)	X	Rule 12h-6(i)

(for debt securities)		(for prior Form 15 fliers)
PART I

Item 1.	Exchange Act Reporting History
VITRO, S.A.B. DE C.V. (the “Registrant”) first incurred the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on October 30, 1991, the date the Company filed a Registration Statement on Form F-1 (Commission File No. 033-43660) with the Securities and Exchange Commission (the “Commission”). The Registrant filed an initial Form 15F on September 9, 2010 and the current Form 15F/A is being filed to reflect that the Registrant meets all the conditions to deregister and terminate its reporting obligations pursuant to the Exchange Act.
For the 12 months preceding the filing of this Form 15F/A, the Registrant has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and corresponding Commission rules, and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity
The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 required to be disclosed under this Item on August 2, 2007 pursuant to a Registration Statement on Form F-4 (Commission File No. 333-144726).

Item 3.	Foreign Listing and Primary Trading Market
The Registrant has maintained a listing of its common shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores) located in Mexico City, Mexico. Mexico constitutes the primary trading market for the Registrant’s common shares. The Registrant’s common shares were initially listed on the Mexican Stock Exchange on January 5, 1976.
During the 12-month period beginning February 1, 2010 and ending February 1, 2011, 99.2% of trading in the Registrant’s common shares occurred in Mexico. The trading market for the Registrant’s common shares in Mexico is larger than the trading market for the Registrant’s common shares in the United States as of the same 12-month period.

Item 4.	Comparative Trading Volume Data
The Registrant is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning February 1, 2010 and ending February 1, 2011 to meet the requirements of that rule provision.
During this 12-month period, the average daily trading volume (“ADTV”) of the Registrant’s common shares and the ADRs (when expressed in terms of the underlying shares) was 1,256 shares in the United States and 152,795 shares on a worldwide basis.
For the same 12-month period, the ADTV of the Registrant’s ADRs (when expressed in terms of the underlying shares) in the United States as a percentage of the ADTV for the Registrant’s common shares and ADRs on a worldwide basis was 0.8%.
The Registrant delisted its ADRs from the New York Stock Exchange on August 24, 2009. As of August 24, 2009, the ADTV of the Registrant’s common shares and the ADRs (when expressed in terms of the underlying shares) was 16.73% of the ADTV for the Registrant’s common shares on a worldwide basis for the preceding 12-month period.
The Registrant terminated its ADR facility on August 24, 2009. As of August 24, 2009, the ADTV of the Registrant’s common shares and the ADRs (when expressed in terms of the underlying shares) was 16.73% of the ADTV for the Registrant’s common shares on a worldwide basis for the preceding 12-month period.
The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5.	Alternative Record Holder Information
Not applicable.

Item 6.	Debt Securities
As of December 10, 2010, the number of record holders of the Company’s debt securities on a worldwide basis was as follows:

	Debt Securities	Number of Record Holders
11.75%	Senior Notes Due 2013	28
8.625%	Senior Notes Due 2012	24
9.125%	Senior Notes Due 2017	26
The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of the Depositary Trust Company as of December 10, 2010.

Item 7.	Notice Requirement
The Registrant published the notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on September 8,

2010. The notice was disseminated in the United States through PR Newswire and filed with the Commission on September 9, 2010 as an exhibit to the Registrant’s Form 15F.

Item 8.	Prior Form 15 Filers
Not applicable.
PART II

Item 9.	Rule 12g3-2(b) Exemption
Not applicable.
PART III

Item 10.	Exhibits
Not applicable.

Item 11.	Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F/A if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F/A:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, Vitro, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F/A. In so doing, Vitro, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15 (d) of the Exchange Act, or both.
Dated: March 16, 2011

VITRO, S.A.B. DE C.V.
By:	/s/ Claudio Luis Del Valle
	Name:	Claudio Luis Del Valle
	Title:	Chief Administrative and Financial Officer